EXHIBIT 99.3
EverQ GmbH, Thalheim
Cash Flow Statement
for the period from December 20, 2006 to December 31, 2006

December 20 to
December 31,
2006
€
Net Income	1,190,337.21
Depreciation and amortization	231,764.35
Reversal of grants	-164,433.68
Decrease in accrued expenses	-2,704,763.70
Increase in inventories, receivables and other assets	-3,671,515.34
Increase in other current liabilities	1,153,753.24

Net cash used by operating activities	-3,964,857.92

Acquisition of fixed assets	-2,951,396.84

Net cash used by investing activities	-2,951,396.84

Repayments of long-term liabilities to banks	-500,000.00
Repayments of short-term liabilities to banks	-6,800,000.00

Net cash used by financing activities	-7,300,000.00

Net reduction in cash	-14,216,254.76

Cash at the beginning of period	58,719,483.24

Cash at the end of period	44,503,228.48